STATEMENT OF INVESTMENTS
Emerging Markets Opportunity Fund
August 31, 2008 (Unaudited)

Common Stocks--97.4%	Shares	Value ($)
Brazil--10.4%		
Banco Bradesco, ADR	7,350	135,314
Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR	2,700	112,509
Cia Vale do Rio Doce (Preferred), Cl. A, ADR	14,200	337,534
Cia Vale do Rio Doce, ADR	6,300	167,265
Lojas Renner	9,600	173,742
MRV Engenharia e Participacoes	7,700	152,110
Petroleo Brasileiro (Preferred), ADR	18,200	782,054
Satipel Industrial	29,200	161,227
Unibanco - Uniao de Bancos Brasileiros, GDR	1,100	131,516
		2,153,271
China--6.3%		
Angang Steel, Cl. H	120,000	163,096
China Merchants Bank, Cl. H	36,500	122,049
China National Materials, Cl. H	292,000	194,064
China Petroleum & Chemical, Cl. H	230,000	223,332
China Railway Group	210,000	161,569
Industrial & Commercial Bank of China, Cl. H	468,233	321,603
PetroChina, Cl. H	106,000	136,835
		1,322,548
Egypt--2.3%		
Egyptian Financial Group-Hermes Holding	23,391	206,581
Orascom Construction, GDR	2,200	283,241
		489,822
Hong Kong--2.6%		
Beijing Enterprises Holdings	76,830	286,321
China Mobile	23,000	261,490
		547,811
Hungary--3.5%		
Magyar Telekom Telecommunications, ADR	6,010	154,938
MOL Hungarian Oil and Gas, ADR	5,510	281,010
OTP Bank	6,600 a	297,138
		733,086
India--1.5%		
Reliance Industries	1,504	72,632
Reliance Industries, GDR	2,600 b	250,380
		323,012
Luxembourg--2.3%		
Tenaris, ADR	8,800	**481,272**
Malaysia--5.6%		
Digi.Com	33,600	227,314
Gamuda	122,900	93,178
IOI	174,100	261,087
KNM Group	458,550	200,428
Public Bank	83,063	249,004
Resorts World	186,600	148,505
		1,179,516
Mexico--8.5%		
America Movil, ADR, Ser. L	13,668	702,262
Grupo Televisa, ADR	12,073	279,852
Telefonos de Mexico, ADR, Ser. L	21,330	524,078
Wal-Mart de Mexico, Ser. V	74,678	272,342
		1,778,534
Peru--2.8%		
Cia de Minas Buenaventura, ADR	11,900	276,080

Credicorp	4,300	302,419
		578,499
Poland--5.1%		
KGHM Polska Miedz	6,943	236,457
PBG	1,965 a	205,913
Powszechna Kasa Oszczednosci Bank Polski	20,778	448,275
Telekomunikacja Polska	16,492	165,995
		1,056,640
Russia--11.7%		
Evraz Group, GDR	1,900	142,120
Gazprom, ADR	24,130	941,070
LSR Group, GDR	8,700	100,070
LUKOIL, ADR	6,000	445,800
MMC Norilsk Nickel, ADR	13,900	274,614
Mobile Telesystems, ADR	2,300	156,400
Novolipetsk Steel, GDR	4,500	173,115
Sberbank, GDR	720	198,052
		2,431,241
South Africa--2.3%		
MTN Group	10,735	165,456
Remgro	5,679	137,926
Sasol	3,156	174,231
		477,613
South Korea--15.8%		
CJ Cheiljedang	749 a	162,872
Dongbu Insurance	5,780	161,945
GS Engineering & Construction	1,180	90,964
Hyundai Mobis	1,610	133,730
Hyundai Motor	1,432	93,406
Kangwon Land	10,200	179,165
Kookmin Bank, ADR	5,700	312,360
Korea Exchange Bank	13,250	166,608
KT	1,820	74,516
KT & G	3,218	270,502
LG	3,000	171,266
LG Electronics	865	79,681
POSCO, ADR	2,100	224,910
Samsung Card	2,714	98,926
Samsung Electronics	443	208,056
Samsung Electronics, GDR (Common)	806 b	189,410
Samsung Electronics, GDR (Preferred)	698 b	116,566
Samsung Fire & Marine Insurance	1,291	234,414
Shinhan Financial Group	3,130	143,236
Shinsegae	209	103,811
SK Telecom	350	64,249
		3,280,593
Taiwan--5.6%		
Cathay Financial Holding	82,833	159,901
China Steel	87,550	107,181
Chunghwa Telecom, ADR	5,700 a	141,018
Far Eastern Textile	113,220	104,359
HON HAI Precision Industry	13,080	65,718
HTC	6,500	120,629
Richtek Technology	20,496	168,378
Taiwan Cement	104,030	101,479
Taiwan Semiconductor Manufacturing, ADR	21,316	206,977
		1,175,640
Thailand--4.6%		
Advanced Info Service	66,000	170,794
Banpu	1,200	13,527

Banpu, NVDR	11,029	124,329
Kasikornbank	74,800	155,322
PTT	28,300	218,841
PTT Exploration & Production	27,300	117,544
Siam Commercial Bank	70,100	158,922
		959,279
Turkey--5.2%		
KOC Holding	82,170 a	287,172
Tupras Turkiye Petrol Rafine	10,883	257,238
Turk Hava Yollari	26,113 a	143,284
Turkcell Iletisim Hizmet	39,240	263,345
Turkiye Garanti Bankasi	46,760	140,525
		1,091,564
United States--1.3%		
Southern Copper	11,000	**280,830**
Total Common Stocks		
(cost $21,051,714)		**20,340,771**

Preferred Stocks--1.3%

Brazil		
Bradespar	5,600	112,000
Investimentos Itau	28,098	164,278
Total Preferred Stocks		
(cost $226,239)		**276,278**

Total Investments (cost $21,277,953)	**98.7%**	**20,617,049**
Cash and Receivables (Net)	**1.3%**	**269,052**
Net Assets	**100.0%**	**20,886,101**

ADR - American Depository Receipts

GDR - Global Depository Receipts

NVDR- Non Voting Depository Receipt

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these
securities amounted to $556,356 or 2.7% of net assets.

At August 31, 2008, the aggregate cost of investment securities for income tax purposes was $21,277,953.
Net unrealized depreciation on investments was $660,904 of which $1,517,871 related to appreciated investment securities
and $2,178,775 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.